SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JUNE 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: June 29, 2018

List of materials

Documents attached hereto:

i) Press release: Sony and Mubadala Sign Definitive Agreement for Sony to Acquire Interest in EMI Music Publishing

June 29, 2018
Sony Corporation

Sony and Mubadala Sign Definitive Agreement for Sony to Acquire Interest in EMI Music Publishing

On June 29, 2018 (U.S. Eastern Daylight Time), Sony Corporation ("Sony") and the investor consortium led by Mubadala Investment Company ("Mubadala") announced the signing of a definitive agreement for the sale of the Mubadala consortium's approximately 60% equity interest in D.H. Publishing, L.P., which owns and manages EMI Music Publishing, to Sony Corporation of America, a wholly owned subsidiary of Sony (the "Transaction").

The signing of this definitive agreement follows the signing of a legally binding memorandum of understanding, which was announced on May 22, 2018.

The closing of the Transaction is subject to certain closing conditions, including regulatory approvals. Sony is currently evaluating the impact of the Transaction on its consolidated financial results for the fiscal year ending March 31, 2019.

EOF